SEC Mail Processing Section

SECUR 12011399 ON

FEB 27 2012

Washington, DC 125

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47186 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFR Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Third Ave

(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Ramirez 212-416-5036

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella,

(Name – *if individual, state last, first, middle name*)

| 51 Locust Ave, Suite 303 | New Canaan | CT | 06840 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Reynolds & Rowella LLP

## OATH OR AFFIRMATION

I, George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/24/12

Notary Public

YESENIA BOSCH
Notary Public - State of New York
NO. 01BO6239268
Qualified in New York County
My Commission Expires 4/18/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

*Partners:*

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
MFR Securities, Inc.
New York, New York

In planning and performing our audit of the financial statement of MFR Securities, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.



90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419

Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

# MFR SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2011

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 4,088,770 |
| Commissions receivable | 21,710 |
| Receivables due from clearing organizations | 431,457 |
| Investments, at fair value | 7,353 |
| Restricted investment, at fair value | 82,355 |
| Office furniture and equipment, net | 23,747 |
| Other assets | 32,370 |
| TOTAL ASSETS | $ 4,687,762 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accounts payable and accrued expenses | $ 77,948 |
| Employee commissions payable | 175,560 |
| Income taxes payable | 17,292 |
| Deferred rent | 107,868 |
| TOTAL LIABILITIES | 378,668 |
| SHAREHOLDER'S EQUITY | |
| Common stock, no par value, 200 shares authorized, 100 issued, and outstanding | 2,000 |
| Additional paid in capital | 1,972,242 |
| Retained earnings | 2,334,852 |
| TOTAL SHAREHOLDER'S EQUITY | 4,309,094 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 4,687,762 |

See accompanying notes to the financial statements.

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

### Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less at the time of purchase.

### Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Receivables Due from Clearing Organizations

Receivables due from clearing organizations primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. The required deposit for the clearing organization is $100,000. As of December 31, 2011 the deposit was $128,525.

### Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

### Restricted Investments

The Company was required to purchase a certificate of deposit in the amount of $82,355 to be used as a deposit on its New York office lease. The certificate of deposit matures on May 22, 2012 and is renewed annually. The certificate of deposit has been recorded as a restricted investment in the statement of financial condition.

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $98,532 and $74,785, respectively, with a net book value of $23,747 at December 31, 2011.

Income Taxes

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. Effective January 1, 2007 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state taxes owed by the Company will be the responsibility of the Parent. The Company is responsible for New York City and California taxes.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statement. The Company's 2008 through 2010 tax years are open for examinations by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value. clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

*Level 1* – Quoted prices in active markets for identical assets or liabilities.

*Level 2* – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

## NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Fair Value Measurements (continued)

*Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

*Money Market*

Valued using amortized cost.

*Common Stock*

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

*Certificates of deposit*

Valued at fair value by discounting the related cash flows based on current yields considering the credit worthiness of the issuer.

## NOTE 2 – FAIR VALUE OF INVESTMENTS

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money markets | $ 3,495,978 | $ - | $ - | $ 3,495,978 |
| Common stock | 7,353 | - | - | 7,353 |
| Certificates of deposit | - | 82,355 | - | 82,355 |
| Total | $ 3,503,331 | $ 82,355 | $ - | $ 3,585,686 |

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 2 – FAIR VALUE OF INVESTMENTS (continued)

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market is included in cash and cash equivalents. The Company's investments in certificates of deposit are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

NOTE 3 - OPERATING LEASES

The Company leases office space under operating leases in New York and California.

The future minimum annual lease payments at December 31 are as follows:

| | |
|---|---|
| 2012 | $ 299,625 |
| 2013 | 311,035 |
| 2014 | 311,493 |
| 2015 | 290,034 |
| 2016 | 241,695 |
| | $1,453,882 |

NOTE 4 – RELATED PARTY

Effective July 1, 2006, the Company and the Parent entered into an expense allocation agreement (the "Agreement"). The Agreement required the Parent to pay the Company for the use of the facilities, business insurance and professional services and the Company to pay the Parent for insurance benefits and telecommunications. Effective October 1, 2010, the Agreement was amended to require the Parent to pay the Company $3,000 for occupancy costs and a fixed overhead charge. Effective July 1, 2011, the Agreement was terminated and the Company incurs and pays the applicable expenses with no allocation to the Parent. During the year ended December 31, 2011, the Company charged the Parent $25,500 for services provided under the Agreement for the months January 2011 to June 2011. At December 31, 2011, a balance of $29,871 due to the Company from the Parent was formally forgiven and recorded as a capital distribution to the Parent.

NOTE 5 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

MFR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 5 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS (continued)

At December 31, 2011, the Company's net capital balance as defined by SEC Rule 15c3-1 was $4,147,809, which exceeded the minimum requirement of $100,000. At December 31, 2011, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.09 to 1.0.

NOTE 6– RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

NOTE 7– CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 8 – OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing organizations on a fully-disclosed basis. Therefore, all customer money balances and long and short security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral on the customers' accounts. The clearing deposit of $128,525 is pursuant to this agreement and is included in receivables due from clearing organizations.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MFR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2011

| | |
|---|---|
| TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL | $ 4,309,094 |
| Less nonallowable assets: | |
| Office furniture and equipment, net | 23,747 |
| Commissions receivable | 21,710 |
| Other assets | 32,370 |
| Restricted investment, at fair value | 82,355 |
| Total nonallowable assets | 160,182 |
| NET CAPITAL BEFORE HAIRCUTS | 4,148,912 |
| Haircuts | 1,103 |
| NET CAPITAL | 4,147,809 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000) | 100,000 |
| EXCESS NET CAPITAL | $ 4,047,809 |
| EXCESS NET CAPITAL AT 1,000 PERCENT | $ 4,027,809 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| Accounts payable and accrued expenses | $ 77,948 |
| Employee commissions payable | 175,560 |
| Income taxes payable | 17,292 |
| Deferred rent | 107,868 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 378,668 |
| Ratio of aggregate indebtedness to net capital | 0.09 to 1.0 |

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2011.

MFR SECURITIES, INC.
INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Reynolds & Rowella LLP
expect **more** from us
Full Service Accounting & Financial Solutions

*Partners:*
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
MFR Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 14, 2012



90 Grove Street, Suite 101, Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303, New Canaan, CT 06840 203-972-5191
87 Old Ridgefield Road, Wilton, CT 06897 203-762-2419
Fax: 203-431-3570
email: info@reynoldsrowella.com
website: www.reynoldsrowella.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 14, 2012